GD CULTURE GROUP LIMITED
22F - 810 Seventh Avenue,
New York, NY 10019

August 16, 2024

VIA EDGAR

Division of Corporation Finance

Office of Trade & Services

U.S. Securities Exchange Commission

100 F Street, NE

Washington, D.C., 20549

Attn:	Ms. Jenna Hough

Re:	GD Culture Group Limited
Registration Statement on Form S-3 (File No. 333-279141) Request for Acceleration of Effectiveness

Dear Ms. Hough:

In accordance with Rule 461 of the General Rules and Regulations under the Securities Act of 1933, as amended, GD Culture Group Limited hereby requests that the effectiveness of the above-referenced Registration Statement on Form S-3 be accelerated to and that the Registration Statement become effective at 4:30 p.m., Eastern Time, on August 20, 2024, or as soon thereafter as practicable.

GD Culture Group Limited

/s/ Xiao Jian Wang
Name:	Xiao Jian Wang
Title:	Chief Executive Officer